UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS OF THE UNITED STATES OF AMERICA
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009
Index
TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	3

Notes to the Financial Statements	4

Supplemental Schedule: [1]

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010	12

Signatures	13

EX 23.1 Consent of PricewaterhouseCoopers LLP

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 29, 2011
Certified Public Accountants
(Of Puerto Rico)
License No. 216 Expires Dec. 1, 2013
Stamp 2615743 of P.R. Society of Certified
Public Accountants has been affixed to the
Filed copy of this report.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	As of December 31,
	2010	2009
Assets
Investments
Investments, at fair value	$7,900,164	$5,214,710

Total investments	7,900,164	5,214,710

Receivables
Employer contributions	2,307	106,209
Participant contributions	15,087	31,597
Participant loans receivable	466,515	482,452
Due from brokers for securities sold	465	—
Loan repayments from participants	7,344	16,983

Total receivables	491,718	637,241

Cash and cash equivalents	41,016	7,805

Total assets	8,432,898	5,859,756

Liabilities
Due to brokers for securities purchased	36,405	—

Total liabilities	36,405	—

Net assets available for benefits	$8,396,493	$5,859,756

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Year ended
December 31,
2010
Additions to assets attributed to:

Investment income
Net appreciation in fair value of investments	$212,666
Dividends and interest income	136,270

Total investment income	348,936

Interest income on participant loans	32,172

Contributions
Participants	641,925
Employer	97,065
Rollovers from other qualified plans	2,414,355

Total contributions	3,153,345

Total additions	3,534,453

Deductions from assets attributed to:

Benefits and withdrawals paid to participants, including rollover distributions	986,748
Administrative expenses	10,968

Total deductions	997,716

Net increase in net assets available for benefits	2,536,737

Net assets available for benefits

Beginning of year	5,859,756

End of year	$8,396,493

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
1.	Description of the Plan
Reporting Entity
The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Plan Transfers
During year 2010, employees of the Firstbank Florida Retirement Plan became participants of the Plan. Assets of approximately $2 million were transferred into the Plan from the Firstbank Florida Retirement Plan in several phases starting in May 2010 up to December 2010.
Plan Amendments
There were no plan amendments during plan year 2010.
Eligibility
All full-time employees both from U.S. Virgin Islands and the United States of America are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank's matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.
Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.
Contributions
Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. Contributions are subject to certain limitations. For the year ended December 31, 2010, pre-tax contributions were limited to a maximum of $16,500, as defined by the Internal Revenue Service. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant eligible contributes to the Plan on a pre-tax basis.
In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
Participants over age 50 are permitted to make an additional $5,500 pre-tax contribution after contributing the Plan limit of $16,500 of their pre-tax annual compensation.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contribution in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment options in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants
Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At December 31, 2010 and 2009 the interest rates of these loans range from 5.25% to 10.25%, respectively, and are due at various maturity dates through November 11, 2015. Principal and interest is paid ratably through biweekly payroll deductions.
Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.
All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.
Plan Expenses and Administration
Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participant’s directions, credits interest and dividend income and makes distributions to participants.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2010 the Bank paid $70,685 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standard Board (“FASB”) updated the Accounting Standards Codification (“Codification”) to provide guidance to improve disclosure requirements related to fair value measurements and require reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. Currently, entities are only required to disclose activity in Level 3 measurements in the fair-value hierarchy on a net basis. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. Entities are required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair-value hierarchy and the reasons for the transfers. Significance will be determined based on earnings and total assets or total liabilities or, when changes in fair value are recognized in other comprehensive income, based on total equity. A reporting entity must disclose and consistently follow its policy for determining when transfers between levels are recognized. Acceptable methods for determining when to recognize transfers include: (i) actual date of the event or change in circumstances causing the transfer; (ii) beginning of the reporting period; and (iii) end of the reporting period. The guidance requires disclosure of fair-value measurements by “class” instead of “major category.” A class is generally a subset of assets and liabilities within a financial statement line item and is based on the specific nature and risks of the assets and liabilities and their classification in the fair-value hierarchy. When determining classes, reporting entities must also consider the level of disaggregated information required by other applicable accounting principles generally accepted in the United States of America (“GAAP”). For fair-value measurements using significant observable inputs (Level 2) or significant unobservable inputs (Level 3), this guidance requires reporting entities to disclose the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. If the valuation technique has changed in the reporting period (e.g., from a market approach to an income approach) or if an additional valuation technique is used, entities are required to disclose the change and the reason for making the change. Except for the detailed Level 3 roll forward disclosures, the guidance is effective for annual and interim reporting periods beginning after December 15, 2009 (first quarter of 2010 for public companies with calendar year-ends). The new disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010 (first quarter of 2011 for public companies with calendar year-ends). Early adoption is permitted. In the initial adoption period, entities are not required to include disclosures for previous comparative periods; however, comparative disclosures will be required for periods ending after initial adoption. The adoption of this guidance did not have an impact on the Plan’s financial statements.
In September 2010, the FASB amended the existing guidance for reporting loans to participants by a defined contribution pension plan. The objective of the amendments in this Update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for interim and annual

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
reporting periods ending after December 15, 2010 on a retroactive basis. The Plan adopted this guidance; refer to the Statement of Net Assets Available for Benefits.
Reclassifications
Certain reclassifications have been made to prior year amounts to conform with current year presentation. On January 7, 2011, First BanCorp effected a 1-for-15 reverse stock split. These notes to the financial statements have been retroactively adjusted to give effect to that reverse stock split.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Contributions
Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.
Transfer of Assets to Other Plans
Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.
Investments Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Loans repayments from participants
Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
Payment of Benefits
Benefits are recorded when paid.
3.	Plan Investments
The following presents the Plan’s investments:

	2010			2009
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$96,702		14,067	$150,371		4,359
Ameristock Fund	266,509		7,747	239,429		7,356
Dodge & Cox Balanced Fund	715,145	*	10,213	219,586		3,429
Fidelity Spartan Extended Mkt Index	636,388	*	16,666	48,136		1,583
GE Premier Growth Equity Class A	395,795		18,504	363,341	*	18,904
Harbor Bond Institutional Class Fund	1,208,317	*	99,860	873,203	*	71,927
Harbor Bond Institutional International Class Fund	654,035	*	10,801	491,861	*	8,964
Royce Pennsylvania Mutual Fund	344,702		29,588	153,672		16,262
Schwab Value Advantage Money Fund	3,033,777	*	3,033,777	2,270,831	*	2,270,831
Vanguard S&P 500 Index	548,794	*	4,739	404,280	*	3,938

	$7,900,164			$5,214,710

*	Investment exceeds five percent of net assets available for benefits.
During 2010, the Plan’s investments including gains and losses on investments bought and sold (as well as held during the year) appreciated in value by $212,666 as follows:

2010
Mutual funds	$318,339
Common stock — First BanCorp.	(105,673)

$212,666

4.	Fair Value Measurements
The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31 2010 and 2009, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

		As of December 31, 2010
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$1,211,098	$—	$—	$1,211,098
Mid Cap	636,388	—	—	636,388
Small Cap	344,702	—	—	344,702
International	654,035	—	—	654,035
Fixed Income	4,242,094	—	—	4,242,094
Balanced	715,145	—	—	715,145
Investment in First BanCorp.	96,702	—	—	96,702

	$7,900,164	$—	$—	$7,900,164

		As of December 31, 2009
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$1,007,050	$—	$—	$1,007,050
Mid Cap	48,136	—	—	48,136
Small Cap	153,672	—	—	153,672
International	491,861	—	—	491,861
Fixed Income	3,144,034	—	—	3,144,034
Balanced	219,586	—	—	219,586
Investment in First BanCorp.	150,371	—	—	150,371

	$5,214,710	$—	$—	$5,214,710

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.
Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. These Levels are not an indication of risk associated with the investments.
5.	Party In-Interest Transactions
Certain Plan investments are shares of a mutual fund with market value of $3,033,777 and cash equivalents of $24,087 managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2010 and 2009, the Plan held 14,067 and 4,359 shares, with a quoted market value of $96,702 and $150,371, respectively, of First BanCorp common stock, the Parent Company of the Plan Sponsor. For the year ended December 31, 2010, the net depreciation in the fair value of the investment in First BanCorp common stock amounted to $105,673, no dividends were received. Plan assets include participant loans receivable of $466,515 and $482,452 as of December 31, 2010 and 2009, respectively. For the year ended December 31, 2010 interest income related to participant loans receivable amounted to $32,172. These transactions qualify as party in-interest transactions permitted under provisions of ERISA.
6.	Tax Status
The Internal Revenue Service has determined and informed the Bank under letter dated June 23, 2010 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken a uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
7.	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
8.	Forfeited Amount
Forfeited nonvested accounts amounted to $1,371 at December 31, 2010 ($8,854 at December 31, 2009). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. No forfeitures

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2010 and 2009
were used to reduce the Bank’s contribution, while $9,744 was used to cover administrative expenses during 2010.
9.	Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.
10.	Additional Contributions
The Board of Directors of the Bank approved in 2010 additional contributions of $100,710, based on the Bank’s results for the year ended December 31, 2009. No additional discretionary contributions were made for the year ended December 31, 2010. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2009, the Bank agreed to contribute $587 to non-highly compensated participants to satisfy contribution requirements. At December 31, 2010 there were no additional contributions. During 2009, these additional contributions were recorded as employer contribution receivables in the statement of assets available for benefits and as contributions from employer in the statement of changes in assets available for benefits.
11.	Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.
12.	Reconciliation of Financial Statements to Form 5500
For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $24,087 and $7,806 as of December 31, 2010 and 2009, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2010 amounted to $16,929. There was no non- interest bearing cash held by the plan for the year ended December 31, 2009.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue, borrower	(c) Description of Investment including			(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value		(d) Cost	value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Account	Money Market		**	$24,087

	Total Money Market and Interest Bearing Cash				24,087

	Common Stocks
*	First BanCorp. Common Stock	Common Stock	14,067 shares	**	96,702

	Total Common Stocks				96,702

	Mutual Funds
	Ameristock Fund	Mutual Fund	7,747 shares	**	266,509
	Dodge & Cox Balanced Fund	Mutual Fund	10,213 shares	**	715,145
	Fidelity Spartan Extended Mkt Index	Mutual Fund	16,666 shares	**	636,388
	GE Premier Growth Equity Class A	Mutual Fund	18,504 shares	**	395,795
	Harbor Bond Institutional Class Fund	Mutual Fund	99,860 shares	**	1,208,317
	Harbor Bond Institutional International Class Fund	Mutual Fund	10,801 shares	**	654,035
	Royce Pennsylvania Mutual Fund	Mutual Fund	29,588 shares	**	344,702
*	Schwab Value Advantage Money Fund	Mutual Fund	3,033,777 shares	**	3,033,777
	Vanguard S&P 500 Index	Mutual Fund	4,739 shares	**	548,794

	Total mutual funds				7,803,462

	Participant Loans Receivable
*	Participant loans receivable	Interest rates ranging from 5.25% to 10.25%, maturity dates of January 15, 2011 to November 11, 2015		**	466,515

	Total Participant loans receivable				466,515

	Total				$8,390,766

*	Party in-interest

**	Historical cost is not required for participant directed investments.

Signatures
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 6/29/2011	By:	/s/ Pedro A. Romero
Authorized Representative